Mail Stop 4561

November 5, 2008

Mr. Richard F. Govatski
President, Chief Executive Officer and Chairman of the
Board of Directors
New Mexico Software, Inc.
5021 Indian School Rd., Suite 100
Albuquerque, NM 87110

      Re: **New Mexico Software, Inc.**
              Form 10-KSB for the Year Ended December 31, 2007
              File No. 333-30176

Dear Mr. Govatski:

      We have completed our review of your Form 10-KSB and amendments and have
no further comments at this time on the specific issues raised.

              Sincerely,

              Christine Davis
              Assistant Chief Accountant